Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Endurance Acquisition Corp.

Commission File No. 001-40810

Date: October 13, 2022

SatixFy Analyst Day Transcript

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Kevin Hunt: Hello, everyone! I'm Kevin Hunt from Investor Relations. Thank you for joining us this morning for SatixFy’s deSPAC analyst day. With us today we have the management teams of both Endurance Capital and SatixFy, who are merging in a SPAC transaction with a shareholder vote scheduled for October twenty-fifth. From Endurance we have CEO Richard Davis and CFO Romeo Reyes, and from SatixFy we have CEO David Ripstein and Chairman, Co-founder and CFO Yoav Leibovitch. Before we begin I would like to remind everyone that today's presentation may contain forward-looking statements, and should be considered in conjunction with cautionary statements and risk factors included in both this presentation and the Company's F-4 and other SEC filings, and we'll be paging through those slowly here, for you to see. Regarding today's agenda, Richard Davis will begin with a brief overview of Endurance and what led them to pursue a merger with SatixFy. David Ripstein will then provide an overview of SatixFy’s technology position and market opportunity. Romeo Reyes will then provide some details on the transaction, and Yoav Leibovitch will conclude with an overview of SatixFy’s financials. We then have some time for questions and answers. If you have a question at that time, you can raise your hand on your zoom to be recognized. Now let me turn over the presentation to Rich Davis.

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Richard Davis: Thanks, Kevin. Hello, Everyone I'm Richard Davis. I'm the CEO of Endurance Acquisition Corp. Thanks for joining us for the analyst day today. Let me start by providing some details about Endurance and the reasons we're so excited about SatixFy as an investment. Our management team is part of Antarctica Capital, a global private equity firm.

We formed Endurance last year to seek a SPAC partner in the space and wireless technologies industries. We had served as consultants and advisors to a number of lenders and programs in the space industry, and decided that when it came to investing in the right companies we could do it better than what we were seeing. Endurance completed its IPO in September of two thousand and twenty-one, with two hundred and one million of cash held in trust. We were looking for a company that was at the forefront of the new space and data satellite markets, with a scalable high-margin business model and a strong and distinguished management team that would benefit from access to the public markets. Based on our years of experience working as consultants in the space industry, we came up with an initial list of about twenty-five companies of interest, and SatixFy was right at the top of that list. We became aware of SatixFy’s impressive capabilities a few years ago from other work we were doing in the industry, but did not know if they would be interested in a transaction with Endurance. We were thrilled to learn that they were in the process of raising capital, and we were able to reach an agreement fairly quickly.

Turn to slide 8.

There are a number of factors that are driving our investment in SatixFy. This is a fabless semiconductor company, which means it generates very high margins. This is not a new start up business. They've been around since two thousand and twelve, and spent over one hundred and eighty million to develop proprietary industry-leading technology that no one else has, and that is a key enabler for the many announced LEO Satellite constellations. And we believe the market trends in both LEO satellite and related markets will present SatixFy with a very large market opportunity over time, over twenty billion dollars in their core markets, and substantially larger when the direct to cell opportunity is considered.

Finally, this company is a company that has been bootstrapped by serial entrepreneurs who have done this before. In the past, these founders successfully launched and grew other satellite related companies like the Gilat and Raysat, so they know how to run a public company. The satellite sector and the overall global telecommunications industry are currently undergoing a massive sea change, driven by the needs of the data economy and a universal need for reliable connectivity everywhere on earth. This has led to the emergence of several massive satellite constellation projects that aim to address this connectivity need, such as SpaceX Starlink, One Web, Telesat’s Lightspeed, and Amazon's Kuiper projects. There are also several other similar projects in development in China and other parts of the world. Together, these constellations represent over one hundred billion of capital investment and are set to change the world in a measurably positive way.

SatixFy has technology advantages in several areas. For example, their wide bandwidth modem ASIC supports the newest DVB-S2X standards with beam hopping. Their antenna technology provides a totally unique combination of wide bandwidth, high gain and low loss pointing accuracy, which can dynamically form and steer many beams simultaneously. These are critical enabling technologies for several valuable vertical markets, including the many announced LEO constellations, and the proposed direct to cell 5G network satellite networks. In addition, SatixFy technology can completely change the economic equation for several other markets, such as the in-flight connectivity business. For these reasons we consider SatixFy as being not just an important cog in the wheel, but as being several critical costs in the gearbox of the new space economy.

Furthermore, based on our extensive diligence across the industry, we believe SatixFy currently enjoys around a two-year technical lead compared to any other competitor, and with their history of continuous reinvestment in R&D, we expect them to maintain that lead. One final point I will make is in regards to the value that SatixFy creates by designing and building their own products based on their own chips and IP. This is the same model followed by some of the most valuable companies in the world. Companies like Huawei, Samsung and Tesla control the low-level IP and the silicon, as well as the manufacturing of the final end-user products, creating tremendous value for their shareholders. This is a similar business model that SatixFy is pursuing.

I will now turn it over to SatixFy CEO David Ripstein, who will take you through details of the company beginning on slide eleven.

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David Ripstein: Thank you, Richard. So my name is David. I'm the CEO of SatixFy since June twenty-two, so a relative newcomer. Bringing with myself two decades of experience turning new technologies into sellable products and scaling up revenue with a few leadership positions in different companies. I would mention GreenRoad from the IOT Industry, global leader in Fleet Safety telematics in the last five years, and prior to that RADCOM as CEO, when we turn the company, RADCOM is a company from the telecom industry,

When we turn around the company and generate meaningful growth in the company’s value. In parallel to my role as a CEO for SatixFy I'm also a board member of CERAGON, which is also part of a group of companies in the telecom industry that are pioneering wireless broadband.

With me today is one of the co-founders of the company Yoav. He is also Chairman and CFO. Yoav please.

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Yoav Leibovitch: Thank you so much, David. Welcome on board. We hope to work together and succeed together, and my name is Yoav Leibovitch, as you just said I am the chairman and the co-founder of SatixFy, and the CFO since the company's inception in 2012.

And before that I was the CFO of Gilat Satellite Networks from 1991 to 2003 and V. P. of BusDev from 2005 to 2008. And later I joined RaySat Inc., where I was CEO from 2009 to 2012. My educational background includes both a CPA and MBA from the Hebrew University in Jerusalem and we can move on from here.

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David Ripstein: So thanks Yoav, and turning to this slide.

Let me set the background for the opportunity in front of SatixFy. We have all experienced the growth of Internet usage over the past few decades, maybe even part of you remember the dial up connectivity and the fact that it took us few seconds until we saw a picture on the screen.

So happy to say that today at least five million people are using, or have access to the Internet and enjoy the value of it. But still, there are some challenges. The challenge is that on one side there is a huge appetite for data. And this appetite is growing pushed by different applications for real time video and others. That's from one hand, from the other end there is, a need, or maybe a habit that turns into a need for all human beings to be always connected. That drives the industry and that opens the opportunity for SatixFy, the next slide.

You can see basically the story. Okay, there is a demand for always available connectivity anywhere, anytime, any attitude and any latitude. Just a short story. My last travel to outside, I'm based in Israel, outside of Israel I traveled to Italy. When I landed the first thing I did, and I'm sure you always do the same, is I pick up my mobile and try to see what I missed in the last few hours. But what I saw is that everyone did the same. So basically, the demand for always available connectivity while moving is a strong demand. We all understand that. And there is a technology that can support and lead the solution.

Next slide. So basically SatixFy is enabling a new generation of robust satellite communication systems. And we are bringing the technology to enable the new space gold rush okay for connectivity: all the time, everywhere and for everyone. Okay, we see in front of us total addressable market of more than twenty billion US dollars by the end of the current decade, and this market is growing. We built in our business plan. We put a target, as you can see in the F-4, we put a target of three hundred million US dollars by the end of 2026, and this is an ambitious, doable business plan.

So in slide fifteen. So I'm going to explain that our mission is basically to unlock the full potential of satellite communication and our ASICS. They will be the heart of the revolution in space. We have a very advanced ASICS the advantage they are bringing influence the size, the weight, the power, the cost, and the capabilities of the satellite. We also believe that we are the only vertically integrated semiconductor chips company, and that of course, this uniqueness is being backed up by the feedback we are hearing and getting from the partners that we are speaking with.

Next slide, Yes, thank you. On top of these ASICS, which are in the heart of our technology, we are building a different type of products which I will share with you later, in order to support the full range of opportunities that we have on the table. Thanks. So, we exist around ten years, and we demonstrated in the past that thought leadership, a very strong one the company, and the co-founders were the first, I believe, to recognize that LEO Mega constellation are the future trend in the space com industry. They also identify the need for in orbit to boost communication, to meet that consumer appetite, as I described earlier, and by that understand the opportunity to invest in digital beam forming ASICS and to build a range of products on top of that.

Next please. Let me walk you through the key, maybe I would not break down into all the patents the we have. But we have seventy-five issued patents, thirty of them are granted to date, which is quite impressive I will say. this is an outcome of investment of over 180 million US dollars until early this year. This investment has resulted in a very strong portfolio of over, as I mentioned 75 patents just to explain maybe one of them or one of the aspects as we have the range from satellite up to the mechanical design patent just for you guys to understand the difference between analog beam forming and digital beam forming is basically the ability to generate a scalable and flexible solution in weight, in capacity and cost, etc. to the satellite, which is basically to address, I think the main challenge in the satellite when you need as a service provider to handle this formula of capacity, cost, power, consumption, weight, etc.

Okay. So turning to slide nineteen, let me now address you, through the larger growing market opportunity that we have. So, as I mentioned as thought leaders, we recognize the new value and the new potential. We were not the only one to do that, because, as you can see, there is a list of investment being done in this constellation and the LEO constellation. As far as I know, it's much bigger than the investment being done in the GEO constellation. This is basically the future. This. Uh, I don't know seventy eighty billion investment in this constellation generate the huge potential that I mentioned earlier.

So, turning to slide twenty, let me now walk you through our key end markets. The total addressable market is more than twenty billion US Dollars, and I will describe what is the potential here. For one hand we have the new constellation payloads that we are expecting to see tens of thousands of them in a new constellation in space. All are featuring on board processors and electronics and antennas and other devices that they need. The half of the communication is the chips all the terminals, gateways, satellite payloads, all required chips that can provide, you know the bandwidth and the beam hoping and beam forming functions and in between the user terminals and the aero terminals and antennas that we will enjoy the fact that there will be connectivity, you know, always on and everywhere.

So in slide twenty-one. I will jump into our in-house silicon capability, as it is in the core of our technology advantage on the chip side for ground terminals we have one modem family and one beam forming family, which we call the prime chip the modem is unique in that it allows for beam hopping with the one gigahertz No one else, as far as I know, in the market can do that, and we are on the third generation of our space chips the Sx4000 is our chip for our payloads. And now Prime 2 for digital forming will be released in the middle of 2023, so few months from today. and again, there is no competing products, as far as we know, and as far as we hear from our potential customers no one that has the capabilities of our chips.

So maybe a few words about the digital beam forming that has a several advantages. First, we offer multiple beams, and can do this on any platform, and second, we can build any size of array. Most others will have some limitation, I believe, on size and bandwidth and capacity. Although the Prime 2 will come in only a few quarters from now we see huge interest in the market, and we have already started taking some booking on this delivery.

So in slide there twenty, uh we'll drill down into the terminals and the payloads, So I will share with you a personal story, my son, beginning of next week. So a few weeks or two weeks or three weeks from today he’s joining few of his friends, and they are going to do a trek in Nepal and India some mountains, I don't know exactly the topology over there, and they decide to rent a terminal satellite terminal. So that shows you that, the importance, one of the aspect why it is so important to have these terminals and the potential. So today, or at least next year, the forecast is to have six thousands of terminals, but they are quite expensive. The average price is more than two thousand dollars. According to the reference we put here six years from today there will be twelve million units. And, we expect the price to go down to five hundred dollar, and our technology will serve the reduction in the price which will improve, of course the penetration of the terminals into the consumer side. So the Total Addressable Market is between 5 to 6 billion for us. In part, I would say, we are working also on building the payload the potential of the number of payload is also huge as you can see, under the assumption of half a million dollar per payload. We can expect the market size of between three to four billion in the end of 2028,

I'm happy to update you on a strong achievement that's going to happen. Our plan is to put our first payload on the OneWeb platform early next year, and we are going to test them to use this unique payload that we develop in let's say few early months in 2023, and then we will show our capabilities to potential partners and customers, and of course, OneWeb being one of them next slide, please.

Yeah. So another very strong segment that I will say, post pandemic is the commercial airline opportunity. As I told you earlier, everyone wants real-time connectivity all the time, and there is basically no reason that while we are flying we will not get full real time streaming of videos, for example, and other that with our technology, with our antenna technology, and of course, with the heart of our ASICS, we can build a solution for the IFC. For the in-flight communication system. The price expected to be on those platform of between two hundred and two hundred and fifty will generate a strong market potential for us. We see the demand coming. We sensed the demand pre-pandemic. Then, as you are aware, the airline industry suffered from challenges, financial challenges during the pandemic, but now they are back, and the need is back, and we sense the strong potential here for us next slide.

Okay, this is quite an interesting opportunity for the company, but also something that's happening quite aggressively in the last I will say, few months or so. What we see is basically a connectivity between the 5G and the satellite. Okay. So SpaceX and T-Mobile partnership announced in the summer a few months ago. They provided the further evidence that there is a convergence between satellite and terrestrial communication on the move. Basically they are looking to meet and grow consumer demand for data on the go. So this is a good sign, that this will push the industry into another layer, and we are in a very good position to provide our technology. As I mentioned, starting from the ASIC and up to the layer of the full payload to this industry, and there is also a chance that we will be able to that service providers and vendors in the telecom industry will be able to enjoy our technology as well.

So here we will share with you if it will work a nice movie with a demonstration we did lately with our unique onyx antenna. We did it in our office in the UK. And I think will make the story more clear, and the advantage of our technology, there is no voice: Sorry so you couldn't hear anything. Okay? Meanwhile, this video demonstration is from end of June, June twenty eighth, when SatixFy partners with One Web and the UK Space Agency, and we demonstrated the high speed low latency link with a LEO satellite, and that's a constellation incorporating 5G as well.

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VIDEO: The Sunrise 5G Pilot Test Project is about 5G and 6G connectivity, using global flexible and low latency communication coverage. The test we are doing represents the first full end-to-end link through the LEO satellite constellation with an innovative and compact antenna.

We're launching a constellation of six hundred and forty-eight satellites into low earth orbit. Our agile, efficient and responsible constellation will deliver connectivity to individuals, businesses, and communities on the ground, at sea, and in the air.

We're partnering with SatixFy and CGI, on this UK Space Agency funded program to deliver connectivity everywhere, SatixFy’s range of terminals enables One Web to offer four band experience for multiple applications. SatixFy’s electronically steered multi-beam antennas are based on digital beam forming technology developed with the support of ESA providing the bus connectivity and extending 5G’s global reach. The seamless 5G, LEO, GEO, Hybrid solution enabled through this SatixFy terminal will deliver the flexibility reliability and capacity that operators are looking for in order to satisfy the connectivity needs for today's digital passenger.

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David Ripstein: Good. Thank you Richard. Uh: so many partners in the industry, the list you can see here is a subset Um, you know a few of them, you know. They are big like airbus SAFRAN for the airplane opportunity we have. The IFC opportunity. The others are a more service provider for satellite like Eutelsat, for example. And now some opportunities in the defense area and some other partnerships next, please.

So to provide you an overview of our go to market strategy, growth strategy, basically the focus the business focus, the technology focuses all around the products that I mentioned earlier. The business focus in 2023 is around the space with our ASIC chips and the satellite payload in 2024. We'll focus more in the airborne antennas to the in-flight connectivity, and after that, in addition, in addition to this space, and the IFC we'll put more energy on the ground segment with our terminals pushing them forward. So that's the plan to build the growth of the company all backed up with our technology. So, by that, I think I covered all the aspects that related to the market opportunity, the business opportunity, the technology and go to market. And so Romeo you will take the lead.

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Romeo Reyes: Thanks so much, David. Endurance as you can see here, has agreed to merge with SatixFy at a pro forma enterprise value of four hundred and eighty-one million dollars. In addition to funds from the SPAC cash in trust, SatixFy will be receiving a twenty-nine million dollar PIPE investment from investors including Sensegain and Antarctica Capital. Francisco Partners has also provided a fifty-five million dollar term loan to the company, which has already been funded. It is important to note that neither the management nor the sponsor are selling any shares in this transaction, management and the sponsor are in this for the long term. With that, let me turn it over to Yoav Leibovitch to cover the financials.

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Yoav Leibovitch: Sure. And thanks Romeo. So on slide thirty. I will walk through our financial highlights. Beginning in the upper left of this slide we demonstrate our plan for over a sixty-nine percent commutative average growth rate through two thousand and twenty-six ending the projection period with over three hundred million dollars of revenues in two thousand and twenty-six. We usually get NRE at first from our big customers, since we own the IP. And have the people and the knowledge to do so, after which we start setting them units. Our near-term revenue will be driven primarily by chip and terminal sales but by the time we reach two thousand and twenty-six, we expect a fairly equal distribution from all of our products and markets. This is highlighted as a blue portion of the bars, and note that almost our entire ten million dollars forecast for two thousand and twenty-two and a significant portion of our forecast for two thousand and twenty-three has already been signed or will be signed shortly. The grey portion of the bars is based on the input from our existing customer regarding the plans to ramp various projects over the next three years. It is also important to know that most of our projections are based on expected revenues from existing customers. We continue to have active discussion with new customers, and any contract signed would be additive to the plan we have outlined.

Moving to the bottom of this slide. It is important to highlight that we expect EBITDA margins to settle around thirty percent a few years out, after turning modestly positive in two thousand and twenty-four, we have substantial IP that allows for high margins. We outsource manufacturing of our chips for relatively low cost, and sell many of these for significantly higher prices, we will continue to spend aggressively on R&D to extend our technology lead, and we forecast that our CapEx spending will remain pretty low, and we expect the continued Government support from UK Space Agency. As a result, we expect over one hundred million dollars in cumulatively free cash flow generation through two thousand and twenty-six. So, this will be a nice profit of a business. I will now turn it the call back over to Kevin to conduct the Q&A Session.

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Kevin Hunt: Okay, Thank you Yoav. And for the Q&A session. If people want to raise their hand in the zoom button, I will then recognize you and you can ask a question, while people are queuing up. I would ask that everyone just kind of stick to one question in a fall up, to begin with, and you can go back in the queue, or we should have plenty of time to answer all your questions. But before I get to those you did have a couple of people submit questions here during the presentation. I'll start with the first one. It basically the concerns the 5G story and the 5G specs for non-terrestrial networks. And the questions basically where who defines the waveform for that? And then what does which wave forms does our technology support?

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Graeme Shaw: I mean, I'm happy to answer it Kevin, if you want. This is Graeme Shaw, or does that David want to answer it? Yeah. So the 5G wave forms have been already defined in the standards organization. There is a non-terrestrial component in there. You know our modems today do not, are not 5G modems, but there, you know, there are plans to develop 5G modems. I think that the 5G story is more about the antennas actually for us. So, the important thing for, for an effective 5G service from space is that you need to have very large and very capable, and antennas to be able to close the links and provide services to users on the ground, with, you know, with devices with small devices, in order to do that, to create a very large antenna with a large gain you can. It's possible to do it with conventional technologies, but to be most efficient, you need lots of beams. Be able to address lots of different kind of base stations. If you imagine lots of stations. You need to be able to steer those beams. As the satellites pass overhead. You need to have very wide bandwidth so that you can support lots of customers. In order to do that simultaneously, to have high gain, wide bandwidth and steerability is difficult and almost impossible to do without somebody called true time delay. True time delay beam forming. And it’s very hard to build large antennas that do that, and SatixFy has the technology with the chips in development, and the chips available today to support those very large antennas. So that's really our play for 5G. Is really more on the antennas side, on the spacecraft. That's not to say that we can' offer a modem solution that's in development. But today, as of today, we don't have a modem that does. The 5G wave forms, but it one is in development.

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Kevin Hunt: And sort of, I guess, related to that one is, what do conventional VSAT terminals do today for modem? And do they use custom ASICs or FPGAs?

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Graeme Shaw: David, all you? I can answer this as well if necessary.

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David Ripstein: Yeah, go go ahead.

Graeme Shaw: Okay, I mean, it depends on the on the on the VSAT provider. Some of the VSAT providers have ASICs.

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Richard Davis: You know, some of the people selling to the market today have ASICs and others use FPGAs. It really depends on the number the number of deployed terminals that are expected when they develop that it. FPGA Solutions are cheaper to develop, but they're much more expensive to build

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Graeme Shaw: a long term So an ASIC as you know. Once you've got the ASIC design, it's a significantly. The scalability is very, very high. It's very cheap to reproduce them. Really what comes down to the future is supporting, um, wide bandwidth communications with a low cost, and reliable ASIC modem, and with, as you know, as every year, as the demand for connectivity gets higher and higher, and the demand for higher bandwidth goes up and up. What's happening is it's putting a lot more stress on the next generation of modems, the modems that SatixFy sells today in the US X3000, and the 3900 that and the 4000 also. Those really provide very wide bandwidth, and also support this beam hopping. This beam hopping is vital because, in order to be able to allocate bandwidth effectively from the satellites to the customers in view you need, you know people don't live everywhere with an even distribution. There are areas with high density and areas with low density, and so you need to be able to allocate the bandwidth dynamically as you pass over to do that. The most effective way of doing it is essentially to hop the beam over different areas dwell on them for different times, so that you're allocating bandwidth as needed. That beam hopping was a new addition to the standards a few years ago, and SatixFy is the only company available that is selling the new standard called DVB-S2x with beam hopping, or it's called super beam hopping, super frame four I think SatixFy is the only company today selling the modem that is capable of doing that which really gives high bandwidth and bandwidth flexibility.

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David Ripstein: May I add, another dimension? Thank you. Which is that there is a strong belief that as time will fly, there would be a smaller and smaller satellite. We're speaking about today about the one thousand kilograms. But, there is a potential of the nano satellite, which are between one kilogram to ten kilograms, and even less than that, pico satellites less than one kilogram. So I don't see a scenario in the future that FPGA would be a strong enough to support the technologies on those small satellites. So, the advantage of ASIC on the FPGA is clear on this dimension as well.

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Kevin Hunt: Okay, let's go to our first live question for the audience, and it'll be a Suji Desilva from Roth Capital. Suji, you should be.

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Suji Desilva: Hey, Kevin? Can you hear me? Oh, yes, we can hear you. Yes, Hi, everybody thanks for having me, so I just want to understand. You mentioned FPGAs in the prior question, who are the key competitors for SatixFy or are there in-house technology solutions to you guys like Starlink and SpaceX have their own solutions, and you're trying to sell merchant. I just can in saying that. Can you talk about SatixFy's key competitive advantages. Thanks.

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David Ripstein: But can you repeat the last part of your question?

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Suji Desilva: Yeah, and key competitive advantages you have. You talk about size and cost if you can recap that would be great.

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David Ripstein: I think the general key advantage. I will start with the second side of your question or the second question, basically the key advantage. If I'm looking on, the full package is basically the capacity to the satellite. Okay, with our ASICs, of course, you know, someone asked about the FPGA, and you could gather few devices and bring the same amount of capacity, but with one ASICs, and with the unique technology of the beam hopping, we can do uh much better. Of course, that's turn into a play with the weight and the cost and the capacity and the power supply. Okay, So in this multi-dimensional formula. I think the strength is around capacity. As for competition, in-house competition, yes there can scenarios and probably there are some players will decide to do things by themselves. But as we mentioned earlier, we invest in the company till this moment a more than one hundred and eighty million US Dollars just to bring this very unique technology into the table, and it will be hard for me to understand. Why should everyone do this such investment? So, we are here to sell those that will decided to enjoy the ten years of experience the huge investment we did.

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Yoav Leibovitch: Maybe I can add to that as well, David, with your permission, one that you know. Take the different products and just, you know, compare it to others. So, for example, the antennas or the terminal claim that we anticipate selling into this market, which is like having wi-fi and playing like at home, will enable the builders of the plane go to the main line, and afterwards to other lines. But if previous, primarily the cost of the antenna would be a fraction of the existing available mechanical antennas, and then second since it's a face that ran down. There are no moving parts, nothing in great. Third, it's, you know it's a plug and play I mean it takes in seven, five days, five hours, and so on. And on top of it it's the performance we in which we have multi-dimensions that could work simultaneously with the LEO and GEO constellation, and we'll enable, if you know, smooth connectivity to the users on plane. So, this is on the water and the other end. For example, they direct to cell a technology that everybody is announcing. Now to have coming soon. We have the prime to chip. That enables this communication to become a very new thing that nobody else is to my understanding, have as of now, that would get you. You know the ability to communicate through your cell and the satellite directly, instead of the cell in from anywhere around the globe, which means from the sea and the jungles in the desert, and the high and unconnected places that most of the globe is now covered with, and you'll be able to do the same existing cell with our technology on the gateway more than both on the satellite and on ground. So, we don't have all of that available working today, but we are hoping to have it coming soon, and this would help this industry tremendously, and so on and so on. If you talk about the payload itself. The payload consists of several different type of communication pieces, on which we can sell either the chips or the processor, or all the way through the to the full payload. Now, generally speaking, it could save you billions of dollars of capex from the constellation you're going to launch because using our technology with the prime tool of the beam forming, and the you know Essex four thousand of the onboard processing, and the beam hopping, and that get gives you a lot of advantages you just don't have today, and it is very, very revolutionary solution on which we're working for the last ten years is coming up with those chips that we enable this new capacity technology, application, any way you want to call it that not existing today at all. So, as Yoav was mentioned, one of the founders of the company. It was actually writing the standards for those, and then we started developing those chiefs. They took us a lot of time and money, and you know, ten years later we are where we are in a perfect time to market, where we are addressed by so many different type of customers, both from the commercial and the different side of the world on all. We are now happy to provide our products and technology, and choose the right one to work with moving to the next. You know, if we get everything as needed. Oh, fully to answer your question

00:50:09.060 --> 00:50:25.989

Suji DeSilva: Now I appreciate the detailed, the color there. Thank you so much.

Kevin Hunt: And I think well, the first part of the question also, I think, was about competitive environment. We've had a couple of other coming out on the Q&A. Um. And specifically, do you consider Mercury and ComTech to be competitors in the semiconductor and modem business, and I don't know who wants to handle that. But just to go brief.

00:50:31.070 --> 00:51:02.990

Yoav Leibovitch: It's audio's ram. I can just say that, you know, practically we don't see them when we approach an RFP or a customer, which you know we work with. We haven't seen those names at all. You know the different technologies with all kinds of liquid and all kinds of very imaginary solutions that may work someday. But we don't become head to head with us today.

00:51:03.070 --> 00:53:29.629

Graeme Shaw: Yeah, I think on the modem side to date SatixFy been competing generally in the satellite modem space. So the companies you mentioned, I believe they more off are 4G and 5G modems, and with the new standards on 5G. I think that there is, you know we have to accept that there is potentially a threat in the future for 5G modems to infringe upon the satellite space. But today, within the satellite modem space, as I said earlier, there really is no competitor to currently that offers a DVP-S2X modem which is one of the reasons why SatixFy is getting now getting. You know, a lot of traction with some of the other constellation providers. Who don't want to develop a proprietary wave phone xo I mean SpaceX when they develop when they were first doing the system design for Starlink. There was no DVP-S2X beam hopping waveform standards defined. There was also certainly no chip from SatixFy they could have chosen for their modem, so they had to develop a custom solution. Today the constellations in planning stage today are all you know, knocking on SatixFy’s door because they do have a working modem, the 3099 and also the 4000 is the enterprise version. That isn’t meeting the needs of the constellations. So, we don't really currently have a competitor. I would tell you that ST Microsystems is supposed to be taping out a chip that can that can compete. They've been supposed to be taping it out for some time. I do believe that there that you know ST Micro system has been moving away a little bit from supporting the satellite industry without a from contract in hand, so they're not developing the their own. they're not self-developing their own modem chips for the satellite industry unless someone comes to them, gives them a contract to do so. So it they may. They apparently have a design that they could tape out. But until someone comes to them and gives them a contract that they're not going to do it. So, what that leaves us is that currently SatixFy is the only provider of this kind of uh standard space modem in the future, I think outcome, but still will come from the 5G groups, the 5G movements.

00:53:31.570 --> 00:53:52.040

Kevin Hunt: Hey, so our next question is gonna be from Josh Sullivan from Benchmark. Josh, your line is open and we have to unmute uh you. There, Joshua.

00:53:59.540 --> 00:54:26.310

Josh Sullivan: can you hear me now? Not Yeah, we can hear you, hey? Good morning. Just on the aviation opportunity. How are you looking at certification, timing to things like becoming line fit? And then maybe, what aircraft types do you see as early adopters, you know? Is it high value business jets? Is it wide bodies and remote operations, or maybe value and narrow bodies. But just where do you see the initial compelling value up or value proposition in the aviation community?

00:54:27.640 --> 00:56:09.990

David Ripstein: Yeah. Well, we the go to market of the company I will, divided by two. First, we are aiming to build the full solution full of antenna solution. Meaning, we are addressing all the requirements for quality and standardization and we are going to have a product that we supported that quite soon. Saying that, we feel that we should add another layer of go to market strategy, which is to build a partnership with strong providers in this market, and one name to mention, that was in the list, a company, type of company like Saffron. And for them for these kinds of companies the viable position will be uh the board, and not the full solution. So, this is for the first part of your question. Um. As for the market, need I think it would be very hard for, for me to estimate to what drives the market. But we see, strong need from all dimension, starting from the business jet, and then those bigger planes and commercial uplifts. So, it's hard to, to define exactly who is leading

00:56:15.930 --> 00:58:05.829

Richard Davis: we are working in all dimension to be the partnership and the needs and the technology. And I think part of part of the question was about sort of the line fit portion of the of this, and I think what the important thing to talk about here is when you know, when Delta selects an in-flight connectivity partner like a GoGo, for example, you have to take the aircraft down and put it through maintenance. Put an antenna on that's expensive, and so if somebody comes along with a better opportunity, a better proposition for Delta. It's very expensive than the switch, right? The switching costs are very high, and so, these line fit antennas that Airbus and I think now Boeing are looking at doing is to put an antenna on the aircraft when it's built. That is, you know, aviation worthy, but also, flexible enough to switch between GEO systems, LEO systems. You know any other in-flight connectivity system out there? And you can imagine the value of that if you're you know Singapore Airlines on the Newark to Singapore flight you might start off with a Viasat connectivity move, to GoGo and then change to you know UltiSat, or somebody else. And so, having that ability is, is really critical today, you know, as we understand, the only system that really allows that kind of flexibility is a system that would use our chips, and that's part of what the onyx demo was on the video. Although that was 5G, it was. You know that antenna is built for aviation, and can-do Leo or Geo switching on the fly. And so, you know that's where we really see the here and you know again, as far as we know, there's nobody else really building a system that can do that.

00:58:08.500 --> 00:58:24.400

Kevin Hunt: Okay, we got a couple of, a couple more from the just the Q&A submitted. What is the difference between the terminals you sell today with the SX Three thousand and the two thousand and twenty-five ground terminals. You sell a modem stand on, or only as part of a terminal

00:58:26.590 --> 00:58:32.320

David Ripstein: Okay, Kevin, can you repeat maybe slow uh the question

00:58:32.440 --> 00:58:43.740

Kevin Hunt: Yup! The difference between the terminals we sell today with the SX3000 and then the two thousand and twenty-five ground terminals. What's the difference between the two?

00:58:44.590 --> 00:59:07.979

David Ripstein: Oh, okay, I think the basic difference will be the fact. That the future terminal will be based on the future chips that we will have that will help us to increase uh capacity and support the future need. That's I mean, that's in general. As we are entering into the third generation of our tubes,

00:59:08.820 --> 00:59:21.770

Graeme Shaw: I think the difference, I mean. Look right now. The company has SX 3000 and SX 3099 available for its current ground tunnels. It's user terminals those the three thousand

00:59:21.780 --> 00:59:50.110

Richard Davis: doesn't feature beam hopping, the 3099 does feature beam hopping, but it's still the number of beams, the number of satellites it can track, and the number of modems it can run simultaneously is appropriate for a low-grade Enterprise service. The SX 4000, which is in tape out right now, takes that to a higher level in the it can. It's more appropriate for an enterprise to plot for an aircraft deployment or an enterprise. Deployment can run multiple modes of simultaneously

00:59:50.120 --> 01:00:39.789

Graeme Shaw: uh in software, it can track more satellites in the sky, and the bandwidth is higher. So, it's more of an enterprise grade chip the I don't know I can't. I can't recall the deployment timeline for that, but it's the chips are being tracked out. Um, but that's not, you know, appropriate for a for a retail user or a or a small office. It is too much. It's more to more of an enterprise grade. And then the next generation after that, you know, as David said, would be more around, whatever the needs are of the of the of the of the industry at the time, I think, probably moving towards something like a 5G Modem might be, might make sense. But you know there's still a lot of satellite companies that rely on the DBV-S2X or DvB-S3X. Whatever is coming standards, and we know a well-positioned to progress all those also.

01:00:41.800 --> 01:00:55.510

Kevin Hunt: Okay. The next one is going back to the 5G story and what gives us a unique play there. And then the second part, which I don't think we're going to be able to answer is, who will be working with among the five or six constellations that are already launching.

01:00:56.200 --> 01:03:26.720

Graeme Shaw: Yeah, I think we kind of address that a little bit before, which is that um, in order to make up the on the 5G side. If you're talking about 5G to the up to a satellite the challenges on the satellite side, because you have little user terminal which is a cell phone. It's got very low power and almost no gang on the antenna. So, you need to put all of the game on the spacecraft, so that it can close the link. That's very hard to do in order to do it effectively. You need an enormous antenna, now that the the service that has been kind of advertised recently in, for example, in Apple’s press release and thing that they've announced. That's really just emergency services, text and very, you know, low grade services, just an emergency. Get me help if you like. If you really want to do data, all of you know, high quality voice or data from a hand-held user device to a spacecraft. You need a very customized spacecraft, and that spacecraft can be pretty expensive and with an enormous antenna, the and the systems that are being proposed today most famously AST Mobile has a gigantic antenna, but they do face some technical challenges and some technical, some just physics-based challenges. And the technology that the SatixFy has available through the primary chip allows you to build essentially a bigger antenna that performs better, because what as you build these antennas bigger and bigger. You start getting losses, creeping something that's when you've got squint lost in a few other things such that you really can't do a big antenna that's high bandwidth unless you do something like What SatixFy is doing and satisfy spend, you know, hundreds of millions of dollars over the over the years developing a chip set in ASIC that allows you to have an arbitrarily large antenna. That that you can, you know, quickly design it's an it's in modular, so that you can create very large antennas to provide high quality services to users with cell phones. So, I think that that's the discriminator. It's really the it's called through time delay being forming, and it's. It's specifically related to the prime chip set. And this there's another chip on the beats, which is, basically does the some of the RF work. Um. And those two things together really, and the discriminator that SatixFy has in that space.

01:03:28.420 --> 01:03:35.969

Kevin Hunt: Ok. Our next question uh comes from Tim Savageaux. Tim, your line should be open?

01:03:39.180 --> 01:04:28.019

Tim Savageaux: Can you hear me? My question was, we'll kind of follow some of the recent discussion about Enterprise grade, or you know, as we look at this forecast. Is there an assumption kind of sitting behind it of a certain amount of market share. Um! All that that the satellite broadband suppliers are able to achieve, either in enterprise or consumer markets. And you know, both now and in the future, what sort of end user kind of connectivity speeds is the technology capable of enabling now and on into the future.

01:04:36.320 --> 01:04:37.609

David Ripstein: Um!

01:04:38.080 --> 01:04:42.549

Kevin Hunt: Who wants to take the first part there. Maybe Yoav can handle that one?

01:04:49.320 --> 01:05:40.539

Yoav Leibovitch: If I understood the question correctly. We have, you know, different type of constellation that are coming up, that we suppose or hope to work with several of those. Those that are working by themselves are SpaceX, Amazon, and such. And they are, you know, doing everything in house. It has its price, because if they don't use your technology. They spend usually billion more, you know, in order to get the same coverage, the same capacity, the same service, the same uses and such. So, uh, we tracking this market the way it develops. And it also has, you know, constellation in the East, not only in the west of the world, and also in a different side of the work. So, I’m not sure if that's what you refer to or not.

01:05:40.580 --> 01:06:07.070

Tim Savageaux: Well, yeah, I guess my question is whether it's the US Or globally. Do we need to assume that the satellite broadband providers as a group, you know. Somehow, you know, eventually achieve ten percent market share in terms of you know the overall, whether it's consumer enterprise, broadband market, you know something much lower than that. Given the size of the market, or, you know, in general, you know.

01:06:07.080 --> 01:08:15.430

Graeme Shaw: Yeah, Okay. Now I understand the question. I apologize. I couldn't. I didn't get it before. No, the projections that SatixFy has built on this is operating on the market assumption certainly do not assume that satellite broadband will become a dominant connectivity medium. It, you know it will always be niche. I work in satellite my whole career, and I would love to tell you that we're going to be. You know we're going to dominate the world, but we won't. We're always going to be niche, but there is still an enormous opportunity in terms of the number, even within that niche. But you know it will still be I wouldn't sell. I wouldn't sell your fiber. Yeah, I mean, fiber is still going to be a big of the future. But you know I, What I will tell you is that the opportunities that SatixFy enjoy are not just limited to satellites, and we were talking about satellites most of on this call, but some of the technologies that they have to clear in the chips have really interesting application for the radio access networks mobile for mobile networks. They don't have a media application that does require a little bit of development. But some of the beam steering and the antenna work would be very would be, would be an enormous step up compared to existing existing on antennas solutions for radio access networks and mobile networks, and also the fixed wireless access deployments. And so certainly the future development path of the company is to start working with some of the traditional supplies of those radio access networks and getting to the terrestrial market also. But those that's all upside down is not in the projections. The projections are based purely on kind of sitting in our space in the satellite arena, and you know there's plenty of market there, and for what it's worth, the projections are not based upon uh assuming a market share of that market. That's not. It's not. It's a kind of bottom of calculations, I understand it, rather than a rather than a you know, assume capture of market share.

01:08:15.500 --> 01:08:19.059

Yoav Leibovitch: I think I have. Go ahead.

01:08:19.240 --> 01:09:21.300

Richard Davis: Well, I was. The thing I was going to add is that one of the real beauties of this company is as everybody rushes to build these systems and spends, you know, tens of billions of dollars on these systems. This is a little bit like the California gold rush. They're all building that they're all reason capital. They're all doing this. We're selling the pix and shovels. Right? We're selling the cogs and some of the infrastructure that goes into it. We don't really care which ones ultimately wind up being the winners. We don't have to decide. You know who we think is gonna win. We'll sell to all of them. At the end of the day the real money is going to be made in the ground systems, because there will be, you know, millions of terminals out there somewhere. And so you know, and that our systems work So it's one of these things where we'll sell to all of them. They're all building them invariably. Some will win. Some will lose um. But hopefully, we're, you know, embedded in the winners where it ultimately shakes out.

01:09:23.660 --> 01:09:42.080

Kevin Hunt: Okay. Next, we're going to go to a follow up from Suji Desilva. Your line is open

Suji Desilva: Quick follow up on customers concentration in near term with the 10 to 36 million and number of customers that would support that near term?

01:09:45.700 --> 01:09:49.940

Yoav Leibovitch: Go ahead, David. You want to answer.

01:09:49.970 --> 01:10:07.169

David Ripstein: I wanted to ask a clarification about the question. But if you understand the question then go ahead Yoav.

Yoav Leibovitch: I think it would be an existing customer that we have and work with already. If you know, shared with us some of their future plans

01:10:07.180 --> 01:11:47.530

Yoav Leibovitch: on how and where they would grow, what as they would need from us, and based on that. We had this forecast and obviously additional customer that are not talking to us today or not, as certain would work with us. We are not included so new customers that will be coming in will add on that the forecast and the twenty-six numbers and everything are also demonstrate the diversification of the products that will be available then, while now we're setting chips and modems. But then we'll send full payloads. We'll sell many more types of products to the IOT to the other markets, as well as different products to defense, which we don't almost show it all and all together, as I think you know Graeme mentioned before with this technology, we can address additional markets, but we really don’t want to be spread to thin, and we definitely want to focus on those big customer we work with today that have deep pockets and they can find us depends not only that they know where they're going, and where this a constellation would end up servicing what and how and when, and such. So, by the time you know in twenty twenty-six. The plan that was there is based on many more things that are not, you know, a right now ready to sell like the future products that we built on the new chiefs that will develop and such. But right now, it's all bit on the existing relationship, and know how understanding it we are with the existing big customer we work with already. Okay.

01:11:51.610 --> 01:12:08.639

Kevin Hunt: Okay, I think we have time for a couple of more here that we're submitted via the Q&A function. One was regarding the two companies that have terrestrial 5G modems. And are there any constellation licensing plan that have 5G professional modems.

01:12:09.470 --> 01:12:22.269

David Ripstein: Yeah, I might make the question was, what about selling them, Kevin?

Kevin Hunt: It just says who the two companies that have terrestrial 5G modems today, I guess. And then

01:12:22.390 --> 01:12:27.550

Kevin Hunt: are they constellation being planned with 5G terrestrial modems?

01:12:28.590 --> 01:13:14.980

David Ripstein: Yeah. Well, I think Graeme mentioned it a little bit earlier, but we didn't build our plan and forecast based on those vendors saying that we sense that there is an additional layer of opportunity for us, mainly in the my more technology uh within this 5G and 5G and beyond, maybe to with 6G and, we are checking now if the market is mature, and if it's really make sense to address also this signal. So, I help by that. I answer the question.

01:13:16.450 --> 01:13:50.199

Kevin Hunt: Okay, um, and some other questions here, many which we are not going to be unable to answer. Unfortunately. Yeah, there's some several questions about number of units’ shipped. You know specific customers which we cannot disclose. Those types of questions. One of the last one, I guess. What is the nomenclature of the Enterprise Grade Chip? Not sure I fully understand that one. But if someone does, they can answer it.

Graeme Shaw: That’s the SX4000.

01:13:51.600 --> 01:14:10.910

Kevin Hunt: Okay, I think I think that's pretty much unless anyone has any additional ones they would. You know any questions I want to ask? I think that's gonna be it for today, so I don't know if David or you want to have any kind of final comment, or we close up the call.

David Ripstein: Thanks everyone for participating. Look forward to on-going partnership and dialogue.

01:14:23.130 --> 01:14:44.200

Kevin Hunt: Okay, Thank you, everybody. Thank you. You can feel free to follow up. I think there's a question about the slides like that. We will have those available posted on the website, and certainly send you a copy, and anyone who wants to copy just to send an email. Um, thanks, everybody.

01:14:44.360 --> 01:14:46.879

Yoav Leibovitch: Thank you so much. Be well, bye, bye,

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to the shareholders of Endurance Acquisition Corp. (“Endurance”) for their consideration. SatixFy Communications Ltd. (“SatixFy”) has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective on September 30, 2022, and includes a definitive proxy statement to be distributed to Endurance’s shareholders as of the record date established for voting on the proposed business combination in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s and Endurance’s shareholders in connection with the completion of the proposed business combination. Endurance’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus in connection with Endurance’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about Endurance, SatixFy and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC's website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This transcript includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance. These forward-looking statements are subject to a number of risks and uncertainties, including the risk that SatixFy and its current and future collaborators are unable to successfully develop and commercialize SatixFy’s products or technologies, including the compact electronically steered multi-beam array designed for mobility services, or experience significant delays in doing so; the ability for SatixFy or its collaborators to obtain the necessary approvals and certifications for SatixFy’s products and technologies; the ability for SatixFy or its collaborators to achieve milestones under the ESA Sunrise Partnership Project; potential design flaws or performance issues in SatixFy’s products and technologies that may not be discovered or discoverable during product trials and demonstrations; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees and the execution of the CEO transition plan; costs related to the proposed business combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; the factors disclosed in the Registration Statement under the heading “Risk Factors”; and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this press release. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed business combination is set forth in Endurance’s proxy statement / prospectus filed with the SEC. You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts

Investor Contact:

Kevin Hunt, ICR, SatixFyIR@icrinc.com

Media Contacts:

Helena Itzhak, Satixfy, Helena.itzhak@satixfy.com

Brian Ruby, ICR, SatixFyPR@icrinc.com